Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


10015384

10 March 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 3/19


AXA
ASIA PACIFIC

Kevin Keenan
Company Secretary

Phone: *61 3 8688 3978*
Fax: *61 3 9614 5298*

9 March 2010

Australian Securities Exchange
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Security Holder Notice

Please find attached a notice of change of Interests of Substantial Security Holder for Macquarie Group Limited.

Yours sincerely

Kevin Keenan
Company Secretary

AXA Asia Pacific Holdings Limited
ABN 78 069 123 011

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: *MACQUARIE GROUP LIMITED*

ACN/ARSN: 122 169 279

1. Details of substantial holder (1)

Name: AXA SA ("**AXA**"), AXA Asia Pacific Holdings Limited ("**AXA APH**") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "**the AXA Group**") and certain other entities associated with AXA and AXA APH listed in Schedule 1.

ACN/ARSN (if applicable): 069 123 011

There was a change in the interests of the substantial holder on: 05/03/2010

The previous notice was given to the company on: 05/08/2009

The previous notice was dated: 05/08/2009

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	23,956,907	7.23%	20,939,774	6.08%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The registered holders of the securities are various third parties acting as custodians on behalf of AXA Group entities (see also column 1 of Schedule 2).	[Not applicable.]	Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Kevin Keenan

Capacity: Company Secretary, AXA Asia Pacific Holdings Limited



Sign here:

Date: 9 March 2010

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Management Limited	750 Collins Street. Docklands, Victoria 3008
ipac Securities Limited	750 Collins Street. Docklands, Victoria 3008
ipac Asset Management Limited	750 Collins Street. Docklands, Victoria 3008
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 37, Chifley Tower, 2 Chifley Square, Sydney NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	750 Collins Street. Docklands, Victoria 3008
Part A(iii) - Other relevant interests	
[Not applicable]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
National Mutual Funds Management (Global) Limited	750 Collins Street, Docklands, Victoria 3008
AXA Asia Pacific Holdings Limited	750 Collins Street, Docklands, Victoria 3008
The National Mutual Life Association of Australasia Limited	750 Collins Street, Docklands, Victoria 3008
ipac Asset Management Ltd	750 Collins Street, Docklands, Victoria 3008

Name	Address
ipac Portfolio Management Ltd	750 Collins Street, Docklands, Victoria 3008
ipac Group Services Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Lidomain Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Walker Lawrence & Associates Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Strategic Planning Partners Pty Ltd	750 Collins Street, Docklands, Victoria 3008
PPS Lifestyle Solutions Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Clientcare Australia (Investments) Pty Ltd	750 Collins Street, Docklands, Victoria 3008
TM Securities Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Monere Financial Planning Limited	750 Collins Street, Docklands, Victoria 3008
SG (Aust) Holdings Ltd	750 Collins Street, Docklands, Victoria 3008
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	750 Collins Street, Docklands, Victoria 3008
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
AXA Rosenberg Investment Management LLC	4 Orinda Way Building E Orinda, California 94563
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder or Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
HSBC Custody Nominees Ltd Australia as custodian for National Mutual Funds Management Limited	**open**			**1,507,902**
	31-Jul-09	SELL	1,965,740.35	- 44,581
	10-Aug-09	SELL	2,041,682.12	- 45,900
	12-Aug-09	SELL	736,087.53	- 16,300
	26-Aug-09	SELL	2,937,100.76	- 61,170
	28-Aug-09	BUY	- 1,026,023.81	21,039
	16-Sep-09	BUY	- 47,491.49	940
	24-Sep-09	SELL	5,439,723.47	- 95,400
	29-Sep-09	SELL	3,277,525.31	- 56,895
	06-Oct-09	BUY	- 2,132,442.94	40,210
	15-Oct-09	SELL	62,367.18	- 1,100
	16-Oct-09	BUY	- 1,390,133.95	25,220
		SELL	38,723.13	- 700
	21-Oct-09	BUY	- 66,412.71	1,243
	02-Nov-09	BUY	- 1,843,625.48	38,557
	04-Nov-09	BUY	- 833,574.19	17,700
	05-Nov-09	BUY	- 874,516.16	18,300
	06-Nov-09	BUY	- 3,265,016.38	67,000
	10-Nov-09	BUY	- 1,933,109.81	38,100
	11-Nov-09	BUY	- 2,472,381.47	49,600
	18-Nov-09	BUY	- 1,582,897.31	32,400
	20-Nov-09	BUY	- 507,831.31	10,500
	23-Nov-09	BUY	- 1,271,201.41	26,400
	25-Nov-09	BUY	- 33,492.41	700
	27-Nov-09	SELL	1,220,548.01	- 26,933
	30-Nov-09	BUY	- 2,515,141.09	53,200
		SELL	12,836.38	- 271
	02-Dec-09	BUY	- 3,013,631.63	62,022
	16-Dec-09	BUY	- 1,217,609.53	25,489
	22-Dec-09	BUY	- 4,432,898.59	94,950
	23-Dec-09	BUY	- 2,256,871.23	47,561
	28-Jan-10	BUY	- 61,713.92	1,200
	02-Feb-10	SELL	1,164,161.11	- 23,100
	03-Feb-10	SELL	5,616,357.46	- 108,500
	09-Feb-10	BUY	- 1,909,871.44	40,300
	02-Mar-10	SELL	4,651,691.08	- 100,700
				1,638,983
HSBC Custody Nominees Ltd Australia as custodian for ipac Securities Limited	**open**			**397,431**
	31-Jul-09	SELL	507,209.59	- 11,503
	12-Aug-09	SELL	767,698.65	- 17,000
	17-Aug-09	SELL	689,491.47	- 15,100
	28-Aug-09	SELL	11,642,708.55	- 237,849
	06-Oct-09	SELL	1,001,528.55	- 18,900
	15-Oct-09	SELL	51,027.68	- 900
	16-Oct-09	SELL	27,659.39	- 500
	30-Oct-09	SELL	155,179.59	- 3,100
	06-Nov-09	BUY	- 282,643.20	5,800
	10-Nov-09	BUY	- 492,156.56	9,700
	12-Nov-09	BUY	- 173,173.58	3,500
	20-Nov-09	BUY	- 353,063.66	7,300
	16-Dec-09	BUY	- 84,600.67	1,771
	14-Jan-10	BUY	- 494,158.63	10,000
	02-Feb-10	SELL	131,031.12	- 2,600
	03-Feb-10	SELL	380,706.41	- 7,400
				120,650
Varioius Nominees (international AXA entities) Details not available at time of Filing	**open**			**22,051,574**
	Aug-09			1,749,860
	Sep-09			- 294,813
	Oct-09			- 1,536,676
	Nov-09			- 217,601
	Dec-09			- 916,623
	Jan-10			- 216,494
	Feb-10			- 1,149,767
	1 - 5 Mar-10			- 289,319
				19,180,141
	TOTAL			**20,939,774**

Notice of Director's Interests

Section 205G of the Corporations Act 2001

To: Australian Securities Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street Sydney NSW
Fax: 1300 300 021

Updating Notice

Section 205G(4)

Name of Director:	**W Richard Sheppard**
Name of Company:	**Macquarie Bank Limited A.B.N 46 008 583 542**
Date of last notification to ASX:	25 February 2010 but 12 June 2009 re Macquarie Group Limited fully paid ordinary ("MGL") shares and unlisted options over unissued MGL shares ("Options") – refer ASX Appendix 3Y. This is the first notice regarding the Macquarie Group Employee Retained Equity Plan ("MEREP").
Date director's interest changed:	3 March 2010

I disclose the following information to ASX

Section 205G(1)(a)

Interest:	**Circumstances giving rise to relevant interest:**
I have a relevant interest in the following securities of the company or a related body corporate. **Type of security:** MEREP Awards in the form of Restricted Share Units ("RSUs"), comprising a beneficial interest in a fully paid ordinary Macquarie Group Limited ("MQG") share held in a trust for Richard Sheppard; and Performance Share Units ("PSUs"), structured as a Deferred Share Unit ("DSU"), being a right to receive MQG shares in the future, with performance hurdles attached. **Number of securities:** 108,729 RSUs and 3,900 PSUs **Direct or Indirect Holding:** Direct and Indirect holding. Securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary.	**Number of units held prior to change:** MQG Shares: • 9,082 MQG shares held by W Richard Sheppard via the Executive Committee sub-plan of the MGSSAP; and • 240,227 MQG shares held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary. MQG options, held by W Richard Sheppard, as previously disclosed: • 50,000 options over unissued fully paid ordinary shares exercisable at $63.34 per option; and • 45,000 options over unissued fully paid ordinary shares exercisable at $61.79 per option. MQG options held by Lipno Holdings Pty Limited, as previously disclosed: • 45,000 options over unissued fully paid ordinary shares exercisable at $71.41 per option; and • 51,000 options over unissued fully paid ordinary shares exercisable at $53.91 per option.

5 March 2010

	Units acquired: • 108,729 RSUs, granted on 3 March 2010. The effective price payable by Mr Sheppard for the RSUs is equal to $36.36 per share. Mr Sheppard will receive the RSUs in lieu of a cash payment of the corresponding amount of his previously allocated profit share; and • 3,900 PSUs, granted on 3 March 2010. Mr Sheppard will not make any cash payment for the PSUs. The PSUs are an incentive mechanism for future performance and subject to performance hurdles described in the Explanatory Memorandum for the General Meeting held on 17 December 2009. **Number of units held after change:** MQG Shares as described above before change. MEREP Awards held by Richard Sheppard: • 108,729 RSUs; and • 3,900 PSUs. MQG options as described above before change.

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party of under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a managed investment scheme made available by, the company or a related body corporate:

N/A



Sign here: ______________________ Date: 5/3/10 Director

Note: Notices for Mr Sheppard were previously lodged under ASX listing rule 3.19A. As an ASX Debt Listing, listing rule 3.19A does not apply to Macquarie Bank Limited and this lodgement is being made pursuant to section 205G of the Corporations Act.

5 March 2010

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	3 December 2009 but 25 August 2009 re Macquarie Group Limited fully paid ordinary ("MGL") shares and unlisted options over unissued MGL shares ("Options"). This is the first notice regarding the Macquarie Group Employee Retained Equity Plan ("MEREP").

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest; and • Securities held by Nicholas Moore in bare trust for Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest.
Date of change	3 March 2010
No. of securities held prior to change	• 858,699 MQG shares held by Nicholas Moore; • 131,433 MQG shares held by Venamay Pty Limited; and • 255,613 MQG shares held by Nicholas Moore in bare trust for Venamay Pty Limited.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/208181_1

No. of securities held prior to change cont.	MQG options held by Nicholas Moore, as previously disclosed: • 170,000 MQG options exercisable at $63.34 each; • 160,000 MQG options exercisable at $61.79 each; • 154,400 MQG options exercisable at $71.41 each; and • 243,900 MQG options exercisable at $53.91 each.
Class	• Restricted Share Units ("RSUs"), comprising a beneficial interest in a fully paid ordinary Macquarie Group Limited ("MQG") share held in a trust for Nicholas Moore; and • Performance Share Units ("PSUs"), structured as a Deferred Share Unit ("DSU"), being a right to receive MQG shares in the future, with performance hurdles attached.
Number acquired	• 466,460 RSUs; and • 38,300 PSUs.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• The effective price payable by Mr Moore for the RSUs is equal to $36.36 per share. Mr Moore will receive the RSUs in lieu of a cash payment of the corresponding amount of his previously allocated profit share; and • Mr Moore will not make any cash payment for the PSUs. The PSUs are an incentive mechanism for future performance and subject to performance hurdles described in the Explanatory Memorandum for the General Meeting held on 17 December 2009.
No. of securities held after change	MQG shares as described above before the change MEREP Awards held by Nicholas Moore: • 466,460 RSUs; and • 38,300 PSUs. MQG options as described above before the change.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Awards granted pursuant to the MEREP and approved by shareholders at the General Meeting held on 17 December 2009.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	

+ See chapter 19 for defined terms.

Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 8 March 2010

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	3 December 2009 but 25 August 2009 re Macquarie Group Limited fully paid ordinary ("MGL") shares and unlisted options over unissued MGL shares ("Options"). This is the first notice regarding the Macquarie Group Employee Retained Equity Plan ("MEREP").

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest; and • Securities held by Nicholas Moore in bare trust for Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest.
Date of change	3 March 2010
No. of securities held prior to change	• 858,699 MQG shares held by Nicholas Moore; • 131,433 MQG shares held by Venamay Pty Limited; and • 255,613 MQG shares held by Nicholas Moore in bare trust for Venamay Pty Limited.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/208181_1

No. of securities held prior to change cont.	MQG options held by Nicholas Moore, as previously disclosed: • 170,000 MQG options exercisable at $63.34 each; • 160,000 MQG options exercisable at $61.79 each; • 154,400 MQG options exercisable at $71.41 each; and • 243,900 MQG options exercisable at $53.91 each.
Class	• Restricted Share Units ("RSUs"), comprising a beneficial interest in a fully paid ordinary Macquarie Group Limited ("MQG") share held in a trust for Nicholas Moore; and • Performance Share Units ("PSUs"), structured as a Deferred Share Unit ("DSU"), being a right to receive MQG shares in the future, with performance hurdles attached.
Number acquired	• 466,460 RSUs; and • 38,300 PSUs.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• The effective price payable by Mr Moore for the RSUs is equal to $36.36 per share. Mr Moore will receive the RSUs in lieu of a cash payment of the corresponding amount of his previously allocated profit share; and • Mr Moore will not make any cash payment for the PSUs. The PSUs are an incentive mechanism for future performance and subject to performance hurdles described in the Explanatory Memorandum for the General Meeting held on 17 December 2009.
No. of securities held after change	MQG shares as described above before the change MEREP Awards held by Nicholas Moore: • 466,460 RSUs; and • 38,300 PSUs. MQG options as described above before the change.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Awards granted pursuant to the MEREP and approved by shareholders at the General Meeting held on 17 December 2009.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	

Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 8 March 2010

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

25 January 2010

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 22 January 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.008%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 22 January 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.015%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au


MACQUARIE

ASX Release

PROPOSAL FOR CMT UNITHOLDERS TO CONVERT TO CMA DEPOSIT

SYDNEY, 4 March 2010 – Macquarie Group Limited (ASX:MQG, ADR:MQBKY) notes that Macquarie Investment Management Limited (MIML), as the responsible entity of the Macquarie Cash Management Trust (Macquarie CMT), has announced a proposal, subject to unit holders' approval, to convert investments in units in the Macquarie CMT into an at-call deposit in a Cash Management Account with Macquarie Bank Limited (Macquarie CMA).

The MIML proposal reflects current market conditions and retail investor preferences. Over the past two years, in line with the Government's retail deposit guarantee scheme, retail investors have increasingly moved their money into bank deposits from retail cash management trusts, with the Macquarie CMT and its largest competitors experiencing decreasing funds under management. In light of this preference for retail guaranteed bank deposits, such as the Macquarie CMA, MIML has been considering the future of the Macquarie CMT.

The Macquarie CMA, launched in November 2008, is an at-call bank deposit account covered by the Government's retail deposit guarantee scheme. This scheme covers aggregate balances for each investor held with an eligible institution up to $A1 million, until at least 12 October 2011. In addition, the Macquarie CMA currently provides a higher rate of return than the Macquarie CMT.

While investments in the Macquarie CMT do not have the benefit of the retail guarantee, the Government's wholesale guarantee scheme has allowed the Macquarie CMT to provide a similar outcome by investing in bank securities which are government guaranteed. The Australian Government's decision to withdraw the wholesale guarantee from 31 March 2010, means that the Macquarie CMT will no longer be able to continue making new investments that are covered by the wholesale guarantee.

The proposal would allow unit holders' investment in the Macquarie CMT to be converted into a Macquarie CMA with the convenience of retaining the same account functionality as the Macquarie CMT, including the same account name, BSB and account number, and supported by the same account service team. No paperwork will be required from unit holders to convert from the Macquarie CMT to a Macquarie CMA.

MIML's announcement, which is attached, provides further details on the proposal.

For media inquiries in relation to the MIML proposal please contact:

John Hurst, Cannings +612 418 708 663

Macquarie Group Contacts:

Stuart Green, Macquarie Group, Investor Relations +612 8232 8845

Paula Hannaford, Macquarie Group, Corporate Communications +612 8232 4102


MACQUARIE

Important information about the Macquarie Cash Management Trust

Macquarie Investment Management Limited (MIML) the responsible entity of the Macquarie Cash Management Trust (Macquarie CMT) is informing unit holders of a Proposal to be put to a vote of unit holders at a meeting on 22 April 2010.

The Proposal is that unit holders' investments in the Macquarie CMT be converted into at-call deposits in a Cash Management Account (Macquarie CMA) with Macquarie Bank Limited (MBL). This Proposal will only be implemented if a sufficient number of unit holders vote in favour at the upcoming unit holders' meeting.

This Proposal has come about after a review of the Macquarie CMT by MIML, taking into account current market conditions and investor preferences.

MIML has put forward this Proposal based on a number of key factors, which include:

- **Benefiting from the Retail Guarantee** – the Macquarie CMA is covered by the Government's Retail Guarantee for aggregate balances for each investor with MBL up to $A1 million*
- **Convenience** – unit holders will be able to transition from the Macquarie CMT to a Macquarie CMA while retaining the same functionality, BSB and account number, and be supported by the same service teams, with no interruption expected and no paperwork required
- **Higher rate** – a Macquarie CMA offers a higher rate of return than the Macquarie CMT^
- **Increasing costs** – if the Macquarie CMT continues there will be limited opportunity to keep maintaining and improving the functionality without increasing costs
- **Withdrawal of the Wholesale Guarantee** – the Government has decided to withdraw its Guarantee Scheme for Large Deposits and Wholesale Funding (Wholesale Guarantee) from 31 March 2010. This means that the Macquarie CMT will not be fully covered by a Government Guarantee and will eventually not be covered at all
- **No more ratings** – Standard & Poor's credit ratings for the Macquarie CMT are no longer available for disclosure to Australian retail investors.

FORWARD thinking

Important information about the Macquarie Cash Management Trust

MIML has conducted its own review and sought an independent expert's opinion and believes this Proposal is in the best interests of unit holders as a whole. MIML recommends that unit holders vote in favour of this Proposal. If the Proposal is approved, the conversion is scheduled to occur on 31 July 2010, subsequently the Macquarie CMT will be wound up.

This Proposal will be explained in detail in an information pack to be mailed to all unit holders by the end of March 2010. In the meantime, this information is available on the dedicated website www.macquarie.com.au/cmtvote.

* The Australian Government has committed to maintaining the Retail Guarantee for aggregate deposits up to $A1 million for three years from 12 October 2008. The Retail Guarantee is the term we use to describe the Government's guarantee under the Financial Claims Scheme, which covers aggregate retail cash deposits of up to $A1 million held by any one account holder with Macquarie Bank Limited (MBL) without charge to MBL or the account holder. For general information on the Australian Government's guarantee arrangements, including types of accounts and applicable monetary thresholds, visit www.guaranteescheme.gov.au/

^ As at 3 March 2010 the Macquarie CMT rate was 2.66% p.a. (daily average annualised rate) and the Macquarie CMA rate was 4.00% p.a.. Rates are variable and subject to change without notice. Until March 2012 MBL has committed that the rate will be adjusted to reflect any change in the RBA cash rate within one week of the change being announced by the RBA.

Investments in the Macquarie Cash Management Trust ARSN 086 886 606 ("Trust") are offered by Macquarie Investment Management Limited ABN 66 002 867 003 ("MIML").

Investments in the Trust are not deposits with or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 or of any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income or principal invested. None of Macquarie Bank Limited, MIML, or any other member company of the Macquarie Group guarantees the performance of the Trust or the repayment of capital from the Trust or any particular rate of return.

The Macquarie Cash Management Account ("Macquarie CMA") is a deposit account provided by Macquarie Bank Limited ("Macquarie"). As a licensed Australian bank, Macquarie is subject to regulation by the Australian Prudential Regulation Authority. Macquarie also holds Australian Financial Services Licence No. 237502 and is subject to regulation by the Australian Securities and Investments Commission.

If you would like more information, please call the Adviser and Client Service Centre



Phone 1800 614 378 or +61 2 8245 4249



Fax 1800 550 140



Visit www.macquarie.com.au/personal or for information regarding the Proposal and Unit Holders' Meeting visit www.macquarie.com.au/cmtvote

FORWARD thinking


MACQUARIE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,395,660
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	9,395,660 @ $46.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the Macquarie Group Employee Retained Equity Plan (MEREP), as approved by Shareholders at, and as described in the Notice of Meeting Explanatory Memorandum (Explanatory Memorandum) for, the General Meeting held on 17 December 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 March 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	344,244,271	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
803,202	Deferred Share Units (DSUs), comprising a right to receive shares in the future, issued pursuant to the MEREP, as described in the Explanatory Memorandum. The Ordinary Shares in box 2 above include 803,202 Ordinary Shares issued to the MEREP Trustee (Trustee) which are held in a reserve account and may be used to satisfy the obligations of Macquarie Group Limited (MGL) in respect of DSUs issued under the MEREP, including allocation of Ordinary Shares on exercise of DSUs.
201,900	Performance Share Units (PSUs), structured as DSUs with performance hurdles attached, issued pursuant to the MEREP, as described in the Explanatory Memorandum. MGL has not issued Ordinary Shares to the Trustee to hold in reserve in respect of these PSUs.
45,089,093	Options over Ordinary Shares at various exercise prices

+ See chapter 19 for defined terms.

	1,212,106	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,212,106 fully paid Ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 150,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.

+ See chapter 19 for defined terms.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 March 2010
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633


MACQUARIE
BANK

ASX Release

MACQUARIE NOTES MOODY'S REVISED RATINGS OF HYBRID SECURITIES

SYDNEY, 03 March 2010 – Macquarie today noted that Moody's Investors Service has downgraded the ratings on its hybrid securities.

This downgrade follows the conclusion by Moody's Investors Service of its review of Australian and New Zealand bank hybrid securities, in line with its revised "Guidelines for Rating Bank Hybrids and Subordinated Debt" published in November 2009.

The rated hybrids applicable to the Macquarie Group are

- Macquarie Income Securities, rating to Baa2/negative from A3/negative
- Macquarie CPS, rating to Baa3/negative from Baa1/negative
- Macquarie Income Preferred Securities, rating to Baa2/negative from A3/negative

For further information, please contact:

Investor enquiries: Karen Khadi Tel: (612) 8232 3548

Media enquiries: Fiona Tyndall Tel: (612) 8232 9323